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                                                         SEC FILE NUMBER

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                                                          CUSIP NUMBER

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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING


(CHECK ONE):   [X] Form 10-K    [] Form 20-K     [] Form 10-Q    []  Form N-SAR

               For Period Ended:  June 30, 2002
               [  ]     Transition Report on Form 10-K
               [  ]     Transition Report on Form 20-K
               [  ]     Transition Report on Form 11-K
               [  ]     Transition Report on Form 10-Q
               [  ]     Transition Report on Form N-SAR
               For the Transition Period Ended:_________________________________


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  READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
--------------------------------------------------------------------------------


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:



PART I -- REGISTRANT INFORMATION

SECURITISATION ADVISORY SERVICES PTY LIMITED
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Full Name of Registrant


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Former Name if Applicable


Level 6, 48 Martin Place
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Address of Principal Executive Office (Street and Number)


Sydney, 2000 Australia
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City, State and Zip Code


PART 11 -- RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

  [X]    (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III -- NARRATIVE

State below in reasonable detail why forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra Sheets if Needed)

                     PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1344(02-02)

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

           Seendy Fouron                  (212)           506-2390
      -------------------------        --------------    -------------------
              (Name)                     (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
      If answer is no, identify report(s).                       Yes [X]  No []

--------------------------------------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
      portion thereof?                                           Yes []  No [X]

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

================================================================================


       SECURITISATION ADVISORY SERVICES PTY. LIMITED (ABN 88 064 133 946)
       ---------------------------------------------
                  (Name of Registrant as Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  September 30, 2002                  By  /s/  Timothy John See
      ------------------------------------   ----------------------------------

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
           Intentional misstatements or omissions of fact constitute
               Federal Criminal Violations (See 18 U.S.C. 1001).


                              GENERAL INSTRUCTIONS

1. This form is required by Rule l3b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this chapter).

PART III -NARRATIVE

         Prior to filing a Registration Statement on Form S-3 (Registration No. 333-75072) (the "Shelf Registration Statement") with respect to the offering of U.S.$1,000,000,000 of Class A-1 Mortgage Backed Floating Rate Notes, the Registrant filed all periodic and annual reports on Forms 6-K and 20-F, as required to be filed by "foreign private issuers" pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 in connection with previous Registration Statements filed on Form S-11 by the Registrant. Since the effectiveness of the Shelf Registration Statement, the Registrant has agreed to file all periodic and annual reports required to be filed pursuant to Section 13(a) or 15(d) of the Exchange Act relating to the Shelf Registration Statement, containing substantially the same information and in a form substantially equivalent to those prepared by domestic issuers of mortgage-backed and asset-backed securities pursuant to numerous no action letters issued by the staff of the Securities and Exchange Commission. However given the significant discrepancies between the filing dates for the Form 20-F and the Form 10-K (Form 20-F must be filed 180 days after the end of the fiscal year and Form 10-K must be filed 90 days after the end of the fiscal year) coupled with the new certification requirements of the Sarbanes-Oxley Act of 2002, the Registrant will not be able to have the requisite internal review procedures in place to provide the information required to be included in this report. As a result, the Registrant is unable to file a Form 10-K for the fiscal year ended June 30, 2002 without unreasonable effort or expense and hereby seeks relief pursuant to Rule 12b-25(b).